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                          December 19, 2023

       John Hamm
       Chief Financial Officer
       Cumberland Pharmaceuticals Inc.
       1600 West End Avenue, Suite 1300
       Nashville, Tennessee 37203

                                                        Re: Cumberland
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 14,
2023
                                                            File No. 333-276052

       Dear John Hamm:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Tonya Mitchem Grindon,
Esq.